Exhibit 99.2

Pediment Gold Corp.: Initial Resource Estimates at La Colorada Contain 605,000 Gold Ounces in Measured + Indicated Category

Plus an Additional 582,000 Ounces in Inferred

Press Release

Source: Pediment Gold Corp.

Tuesday December 18, 2009

VANCOUVER, BRITISH COLUMBIA--(Marketwire - 12/18/09) - Pediment Gold Corp. (TSX:PEZ - News)(OTC.BB:PEZGF - News)(Frankfurt:P5E - News) ("Pediment" or "the Company") is pleased to outline its initial, bulk tonnage resource estimate for the La Colorada gold-silver mine project. The resource estimate has been generated for the Company by Mr. Gary Giroux and is presented in a NI 43-101 compliant technical report entitled "Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico", dated November 30, 2009 prepared for the Company by independent consultants R.H. McMillan Ph.D., P.Geo., J.M. Dawson M.Sc., P. Eng. and Gary H. Giroux, M.A.Sc., P. Eng. (the "La Colorada Report") This initial estimate does not include the recently-drilled Mina Verde nor La Veta Madre targets, broken rock possible resources (waste and leach piles), or recent results of drill testing by the Company that were unavailable at the time of compilation for the estimation. This estimate is for bulk tonnage resources only and does not address deeper vein-type resource potential.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Resource estimates were made for the El Creston and La Colorada-Gran Central deposits by G. H. Giroux of Giroux Consultants Ltd. In both cases geologic solids were created by Pediment geologists to constrain the estimation process. Drill holes were compared to the solids and assays were tagged if inside or outside the solid. Gold and Silver grade distributions for both mineralized and waste assays were examined and capping levels picked to handle outliers. Composites 5 m in length were created to honour the solid boundaries and used to model the grade continuity using variography. Blocks 5 x 5 x 5 m in dimension were estimated by ordinary kriging in a series of passes with expanding search ellipses. Bulk density in each deposit was established from measured specific gravities. Estimated blocks were classified using grade continuity. The results for a 0.3 g/t Au cutoff, a reasonable cutoff for open pit extraction, are tabulated below.

__________________________________________________________________________

                            Tonnes         Grade

                           greater     greater than

Class             Au          than        Cutoff        Contained Metal

              Cutoff        Cutoff    -------------- ---------------------

                                         Au       Ag        Au          Ag

                (g/t)      (tonnes)    (g/t)    (g/t)     (ozs)       (ozs)

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Measured        0.30     3,570,000    1.049    11.12   120,000   1,280,000

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Indicated       0.30    15,690,000    0.963     7.65   485,000   3,860,000

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M + I           0.30    19,250,000    0.978     8.30   605,000   5,130,000

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Inferred        0.30    20,070,000    0.903     9.59   582,000   6,190,000

__________________________________________________________________________

The combined Measured + Indicated resource in this initial estimate for La Colorada project contains 605,000 ounces of gold and 5.13 million ounces of silver within 19.25 million tonnes averaging 0.98 g/t Au and 8.3 g/t Ag. An additional 582,000 ounces of gold and 6.19 million ounces of silver are contained within 20.07 million tonnes averaging 0.90 g/t Au and 9.6 g/t Ag and are classified as inferred at the same 0.3 g/t gold cut-off.

These estimates are based on 982 historic drill holes (both reverse circulation and core holes) plus 20 reverse circulation and 3 core holes generated by the Company. In the La Colorada mineralized zone a total of 11 samples were capped at 37 g/t gold and a total of 19 samples were capped at 178 g/t silver; while in the Gran Central mineralized zone a total of 14 samples were capped at 40 g/t gold and a total of 11 samples were capped at 267 g/t silver. At El Creston all mineralized rock was assumed to be oxidized and a bulk density of 2.47 was used. At La Colorada-Gran Central, bulk densities were based on 56 samples submitted by the Company that had been segregated into four categories (oxide, mixed oxide, sulphide and waste). Since proper oxide-sulphide boundaries have not yet been established the average specific gravity of 2.62 for the three mineralized categories was used for the mineralized portions of blocks, while the average 2.73 from the waste samples was used for the waste portions of blocks.

La Colorada is located 40 kilometres southeast of Hermosillo City, in the State of Sonora, Mexico. It is within the western foothills of the Sierra Madre Occidental Mountain Range. La Colorada Mining District has had significant past production estimated at between 3 and 5 million ounces of gold mainly between 1860 and 1916, when the Mexican Revolution stopped underground mining operations. More recently, between 1993 and 2002, Exploraciones Eldorado S.A. de C.V. (EESA) and a local contractor processed 14,886,807 tonnes of open-pit ore, recovering an estimated 352,666 ounces of gold and 1,192,479 ounces of silver. EESA recovered gold and silver in a carbon recovery and later Merill-Crowe process. Recoveries were good for a heap leach operation, ranging from 60% for run-of-mine material to 80% for crushed ore - the average was about 75%.

The authors of the La Colorada Report believe that there is excellent exploration potential on the large land position that Pediment has assembled surrounding the main La Colorada mining area. The authors have recommended that exploration/development programs continue on the property. Initially, the work should have two foci: one on detailed work on the areas with past mining activity and the second on regional evaluation of the 20 by 14 km. property. In addition, expenditure is required for:

1. Engineering and pre-feasibility - specifically preliminary mining scenarios such as open pit versus underground,

2. Metallurgical studies, coupled with documentation of the distribution of oxidized and unoxidized ore,

3. Environmental impact studies, including sociological and community relationships,

4. Permitting,

5. Adjacent Property Evaluation and Acquisition

6. Geostatistical analysis and mineral resource calculation. This work should include:

a. For both El Creston and La Colorada-Gran Central, the oxide/mixed and mixed/sulphide surfaces should be modelled to allow for coding of each block in the model and to apply the appropriate bulk density value.

b. Representative specific gravity measurements should be taken from samples representing each of the oxidation states and waste material in each deposit.

c. The blast hole samples from La Colorada-Gran Central open pits should be located and brought into the data base for future estimations.

In the authors' opinion, La Colorada Project is of sufficient merit to justify a significant exploration program which should include the elements recommended above and should total US$3,000,000.

VP Exploration and Director Mel Herdrick comments: "We are very pleased to have established a second major gold project with our first pass estimates for the La Colorada mine project. These calculations firmly establish the project scale, and provide a base from which to further evaluate the combined bulk tonnage and deeper vein potential of the project." Mel Herdrick is a geologist and Qualified Person as defined by NI 43-101.

President and CEO Gary Freeman comments: "This first formal outline of La Colorada project confirms our model of generating gold resources at low cost, whether by discovery as at San Antonio or by enhancement as shown here at La Colorada were direct 'finding costs' are about $5 per ounce. With this major milestone behind us we look forward to 2010 programs to refine and test extensions of both our major gold projects in Mexico."

Pediment Gold Corp.

Gary Freeman, President & CEO

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the ongoing exploration and development activities at the Company's La Colorada and San Antonio properties. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

The TSX has not reviewed or accepted responsibility for the adequacy or accuracy of this news release.

Contacts:

Pediment Gold Corp.

Gary Freeman

(604) 682-4418

www.pedimentgold.com

Pediment Gold Corp.

Michael Rapsch

(604) 682-4418

(604) 669-0384 (FAX)